FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Showcases BlackBerry Platform Enhancements at Lotusphere 2008	3

Document 1

January 22, 2008

FOR IMMEDIATE RELEASE

RIM Showcases BlackBerry Platform Enhancements at Lotusphere 2008

Orlando, FL – Lotusphere 2008, Booth 516 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a series of updates for its market-leading BlackBerry® platform that include enhanced messaging and collaboration, simpler management, enhanced security and expanded application development support. These updates will benefit users, IT groups and developers and will enable organizations to increase mobility, productivity and return on investment.

"RIM continues to expand the capabilities of the multifaceted BlackBerry platform to allow an increasingly rich and productive mobile experience for our customers," said Mike Lazaridis, President and Co-CEO at RIM. "The software enhancements demonstrated today will make BlackBerry smartphones more powerful than ever and even easier to manage."

Enhanced Messaging and Collaboration

The BlackBerry Enterprise Solution is a complete, end-to-end wireless platform that extends the benefits of an organization's messaging and collaboration environment to mobile users. Updates to the BlackBerry Enterprise Server and BlackBerry device software1 will enable customers to further enhance usability and increase end-user productivity.

•

Document Downloading and Editing – As a result of the integration of the ‘Documents To Go® by DataViz®’ software with the BlackBerry platform, users will be able to edit Microsoft® Office Word, PowerPoint® and Excel® files[2] directly on their BlackBerry smartphone.

•	Remote Search for Messages – Users will be able to search for and retrieve email messages from their email server even if the message is no longer stored on their BlackBerry smartphone.
•	Free-Busy Calendar Lookup – Users on the go will be able to check the availability of colleagues before sending a meeting request.
•

HTML and Rich Text Email Rendering – BlackBerry smartphone users will be able to view HTML and rich text email messages with original formatting preserved including font colors and styles, embedded images, hyperlinks, tables, bullets and other formatting.

•

Advanced Enterprise Instant Messaging and Presence – New features for users running IBM Lotus Sametime® and Microsoft Live Communications Server will include improved address book integration, IM contact “click to call”, IM session “convert to call” and advanced emoticon support, allowing co-workers to collaborate and communicate more effectively using their BlackBerry smartphones.

Simpler Management and Support

BlackBerry Enterprise Server provides IT groups with industry-leading management and support capabilities. New features will further improve and simplify the administration of BlackBerry deployments.

•

BlackBerry Monitoring Service – A new software component of the BlackBerry Enterprise Server will help organizations maintain high availability and high performance of their BlackBerry infrastructure by providing administrators with enhanced monitoring, alerting, troubleshooting and reporting capabilities. BlackBerry Monitoring Service will be included in the next release of BlackBerry Enterprise Server[3].

•

BlackBerry Web Desktop Manager – A web-based device management console has been designed to increase deployment flexibility and simplify software upgrades by reducing the number of BlackBerry software components installed on end-user workstations. BlackBerry Web Desktop Manager enables users to install software and manage their BlackBerry smartphone from any browser-enabled computer. The software is available now as a free download from: www.blackberry.com/go/webdesktop.

•

Over-the-Air Device Software Upgrades[4] – Organizations will be able to update a user's BlackBerry device software wirelessly, delivering a fast, cost-effective method for remotely supporting users and managing BlackBerry device software lifecycles.

•	Expanded Systems Compatibility – BlackBerry Enterprise Server v4.1.5 is certified with Microsoft® Exchange 2007 SP1 and supports IBM® Lotus® Domino® versions 7.03 and 8.0.

Enhanced Security

Security is a cornerstone of the BlackBerry Enterprise Solution and today there are over 400 IT policy settings and controls that an administrator can set to centrally manage and enforce security policies. Newly introduced IT policies further enhance the security and control of a BlackBerry deployment5.

•	Encrypted Attachment Viewing – Users will be able view attachments within encrypted PGP and S/MIME messages.
•	Increased Control over GPS – Administrators will have the ability to control which applications access GPS functionality on BlackBerry smartphones.
•	Increased Bluetooth® Controls – Administrators will have the ability to enable or disable certain Bluetooth profiles as well as set the allowable 'discoverable time'.

Expanded Application Development Support

RIM continues to expand the opportunities for software developers to create innovative and powerful wireless applications that leverage the inherent security, network efficiency, reliability and push capabilities of the BlackBerry platform and take advantage of new BlackBerry smartphone features. With the recent release of the BlackBerry Java Development Environment (JDE) v4.3.0, new Application Programming Interfaces (APIs) have been added to the thousands previously available, enabling developers to offer even more robust and exciting business and lifestyle applications to the more than 12 million BlackBerry subscribers around the world. In addition, support for the following Java Micro Edition APIs is also now available:

•	JSR 205: Wireless Messaging 2.0 (MMS Support) – provides the ability to send and receive messages that include images, sound and video via Multimedia Messaging Service (MMS).
•	JSR 211: Content Handler API (CHAPI) – allows applications to invoke other applications, including native BlackBerry applications, to handle specific content types.
•

JSR 238: Internationalization – allows developers to easily create a single application for multiple languages and regions across the globe with proper location-specific language, time conventions, currencies, and number formats.

•	JSR 172: Web Services – enables developers to quickly develop and deploy applications that act as web services clients.

These new BlackBerry platform enhancements are scheduled to be phased in to new software releases during the first half of 2008 and will be showcased at Lotusphere this week. For more information please visit www.blackberry.com/go/serverupdate.

1) Requires BlackBerry Enterprise Server v4.1.5 and BlackBerry device software v4.5 or above.

2) Microsoft Office Word and PowerPoint files will be supported in conjunction with BlackBerry device software v4.5 and Microsoft Excel files will be supported in conjunction with a subsequent software release expected later in the year.

3) Included in BlackBerry Enterprise Server v4.1.5 for Microsoft Exchange and IBM Lotus Domino, and included in BlackBerry Enterprise Server v4.1.4 for GroupWise.

4) Requires BlackBerry Enterprise Server v4.1.4 and BlackBerry device software v4.5 or above.

5) Requires BlackBerry Enterprise Server v4.1.5 and BlackBerry device software v4.5 or above.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 22, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations